Filed pursuant to Rule 433
Dated April 23, 2008

Relating to
Pricing Supplement No. 641 dated April 23, 2008 to
Registration Statement No. 333-131266

Global Medium-Term Notes, Series F

Fixed Rate Senior Notes Due 2015

Issuer:	Morgan Stanley
Principal Amount:	$1,500,000,000
Maturity Date:	April 28, 2015
Trade Date:	April 23, 2008
Original Issue Date (Settlement):	April 28, 2008
Interest Accrual Date:	April 28, 2008
Issue Price (Price to Public):	99.876%
Agents’ Commission:	0.40%
All-in Price:	99.476%
Net Proceeds to Issuer:	$1,492,140,000
Interest Rate:	6.00% per annum
Interest Payment Period:	Semi-annual
Interest Payment Dates:	Each April 28 and October 28, commencing October 28, 2008
Day Count Convention:	30/360
Specified Currency:	U.S. Dollars (“$”)
Minimum Denomination:	$100,000 and integral multiples of $1,000 in excess thereof
Business Day:	New York
CUSIP:	61747YCE3
ISIN:	US61747YCE32
Issuer Ratings:	Aa3 (Moody’s) / AA- (Standard & Poor’s) / AA- (Fitch) (Negative / Negative / Negative)
Agents:	Morgan Stanley & Co. Incorporated and such other agents as shall be named in the above-referenced Pricing Supplement
Global Settlement:	Through The Depository Trust Company, Euroclear or Clearstream, Luxembourg

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offerings will arrange to send you the prospectus if you request it by calling toll free 1-866-718-1649.

Amendment No. 1 to Prospectus Supplement Dated July 24, 2007
Prospectus Dated January 25, 2006